October 19, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C.  20549-3561

Attention: Jan Woo, Legal Branch Chief; Robert Littlepage, Accounting Branch Chief

Re:Stronghold Digital Mining, Inc.

Registration Statement on Form S-1

Filed July 27, 2021

File No. 333-258188

Amendment No. 4 to Registration Statement on Form S-1

Filed October 13, 2021

File No. 333-258188

Ladies and Gentlemen:

Set forth below are the responses of Stronghold Digital Mining, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 18, 2021, with respect to Amendment No. 4 to Registration Statement on Form S-1, File No. 333-258188, filed with the Commission on October 13, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing the Amendment No. 5 to the Registration Statement on Form S-1 (“Amendment No. 5”) via EDGAR. For your convenience, we will deliver three copies of this letter as well as three copies of Amendment No. 5 marked to show all revisions made since the October 13th filing.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 5 unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Amendment No. 4.

Amendment No. 4 to Form S-1 filed on October 13, 2021

Dilution, page 77

1.	Revise the line-item description in the first table on page 77 to indicate that there is an increase in net tangible book value per share attributable to new investors, rather than a decrease.

RESPONSE: We acknowledge the Staff’s comment and have revised Amendment No. 5 to indicate that there is an increase in net tangible book value per share attributable to new investors, rather than a decrease. Please see page 78 of Amendment No. 5.

Unaudited Pro Forma Consolidated Financial Information

Notes to the Unaudited Pro Forma Consolidated Balance Sheet, page 83

2.

Regarding your valuation of the shares issued under the Minerva Purchase Agreement disclosed in footnote (b), we note in Note 14 the shares were deemed as not yet issued and were assigned $0 in fair value as of June 30, 2021. Revise the estimated fair value to reflect the value established in your IPO. Also, disclose this post stock split per share value in the pro forma footnote.

RESPONSE: We acknowledge the Staff’s comment and have revised Amendment No. 5 to reflect the value established in the IPO in the estimated fair value and to disclose this post stock split per share value in the pro forma footnote. Please see pages 84 and F-24 of Amendment No. 5.

Stronghold Digital Mining Inc.

Unaudited Condensed Combined Financial Statements

Note 23. Subsequent Events, page F-30

3.

Disclose the details of the stock split as a subsequent event. Describe in this disclosure the impact of the stock split on the amounts disclosed in the financial statements and accompanying footnotes, to the extent material.

RESPONSE: We acknowledge the Staff’s comment and have revised Amendment No. 5 to disclose the details of the Stock Split as a subsequent event and describe the impact of the Stock Split on the amounts disclosed in the financial statements and accompanying footnotes. Please see pages F-31 of Amendment No. 5.

General

4.

We note your disclosure throughout the registration statement that you operate an "environmentally-beneficial coal refuse power generation facility", that it is a "Tier II Alternative Energy Source (equivalent to large-scale hydropower)", and that you will be "environmentally-beneficial and sustainable" among other disclosures regarding the environmental impact of your facilities. Please provide balancing disclosure in the Description of Business section, and revise your risk factors and summary risk factors, to address the negative environmental impact of burning coal refuse for power generation. As part of your disclosure, be sure to include potential regulatory and legislative risk related to climate change and coal refuse power plants, and the air and particulate pollution associated with such power generation facilities, as well as any other applicable risks. Finally, revise to clearly indicate that coal refuse is not a renewable resource and provide additional context regarding the differences between using coal refuse for power generation and the use of clean renewable resources, specifically as it relates to the differences in environmental impact.

RESPONSE: We acknowledge the Staff’s comment and have revised the Prospectus Summary, Business, Risk Factors and Summary Risk Factors sections in Amendment No. 5 in response to the Staff’s comment. Please see pages 1, 2, 4, 9, 19, 35-37, 88, 109, 110-112, 117, 120-122 and 124 of Amendment No. 5. We respectfully advise the Staff that we have, on pages 4, 35-37, 111, 112, 120-122 and 124 of Amendment No. 5, added additional disclosure regarding the potential regulatory and legislative risks related to climate change and coal-refuse power plants, along with other applicable risks. We also direct the Staff’s attention to the current disclosure on pages 35-37 and 119-125 of Amendment No. 5 for additional disclosure regarding such regulatory and legislative risks that has been included in prior filings of the Registration Statement on Form S-1. Further, we respectfully advise the Staff that we have revised our disclosure to clearly indicate that coal refuse is not a renewable resource and have provided additional disclosure regarding the use of coal refuse and clean renewable resources for power generation. Please see pages 1, 2, 4, 109-112, 120, and 121 of Amendment No. 5.

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Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Daniel LeBey or Shelley Barber, each of Vinson & Elkins L.L.P., at (804) 327-6310 and (212) 203-5750, respectively.

Very truly yours,

STRONGHOLD DIGITAL MINING, INC.

By:/s/  Gregory A. Beard

Name:Gregory A. Beard

Title: Chief Executive Officer

Enclosures

cc:  Matthew Derby, Staff Attorney

Joseph Cascarano, Senior Staff Accountant

Ricardo R.A. Larroudé, Chief Financial Officer, Stronghold Digital Mining, Inc.

Daniel M LeBey, Vinson & Elkins L.L.P.

Shelley A. Barber, Vinson & Elkins L.L.P.

Jonathan H. Talcott, Nelson Mullins Riley & Scarborough LLP

E. Peter Strand, Nelson Mullins Riley & Scarborough LLP

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